EXHIBIT 99.3


                                 (Translation)


To Whom It May Concern:

                                                               September 1, 2003
                                                        Toyota Motor Corporation
                                               (Toyota Jidosha Kabushiki Kaisha)
                                    1, Toyota-cho, Toyota City, Aichi Prefecture


                         Notice of Repurchase of Shares
        (Repurchase of Shares pursuant to the Provisions of Article 211-3 of the Commercial Code)

We hereby inform you that at a meeting of the Board of Directors of Toyota Motor Corporation ("TMC") held on September 1, 2003, TMC resolved to repurchase its shares from TMC's subsidiaries pursuant to the provisions of Article 211-3 of the Commercial Code and has repurchased the shares as follows.


1.  Name of subsidiaries                             Kanto Auto Works Ltd., and
                                                     Toyota Auto Body Co., Ltd.

2.  Details of repurchase

    (1)  Type of shares repurchased                  Shares of common stock

    (2)  Aggregate number of shares repurchased      12,655,500 shares

                   (Kanto Auto Works, Ltd.      :    3,441,200 shares

                   Toyota Auto Body Co., Ltd.   :    9,214,300 shares)

    (3) Aggregate repurchase price                   JPY 41,636,595,000

    (4) Date of repurchase                           September 1, 2003


                                      # # #


Contact: TMC, Public Affairs at (03) 3817-9111~6 (Tokyo Head Office)
                                (0565) 23-1520~4 (Head Office)
                                (052) 952-3461~4 (Nagoya)